UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

America Service Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02364L109
(CUSIP Number)

June 24, 2010
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02364L109	13G

1	NAMES OF REPORTING PERSON NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 456,414
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 456,414
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,414	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%1
12	TYPE OF REPORTING PERSON CO

___________________________
1 As of the filing date hereof, based on the 8,983,879 shares of Common Stock outstanding as reported by the Issuer on its most recent Form 10-Q filed May 5, 2010 with the Securities and Exchange Commission.

Cusip No. 02364L109	13G

1	NAMES OF REPORTING PERSON Millennium Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 456,414
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 456,414
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,414	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%2
12	TYPE OF REPORTING PERSON IA

___________________________
2 See footnote 1.

Cusip No. 02364L109	13G

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 456,414
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 456,414
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,414	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%3
12	TYPE OF REPORTING PERSON IN

___________________________
3 See footnote 1.

Cusip No. 02364L109	13G

Item 1(a)	Name of Issuer:

America Service Group Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

105 Westpark Drive, Suite 200
Brentwood, Tennessee 37027

Item 2(a)	Name of Person Filing:

NV North American Opportunity Fund
Millennium Group LLC
Trent Stedman

Item 2(b)	Address of Principal Business Office

NV North American Opportunity Fund
799 Central Ave.
Suite 350
Highland Park, Illinois 60035

Millennium Group LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035

Trent Stedman
799 Central Ave.
Suite 350
Highland Park, Illinois 60035

Item 2(c)	Citizenship:

NV North American Opportunity Fund – Cayman Islands
Millennium Group LLC – Illinois
Trent Stedman – United States Citizen

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 02364L109

Item 3                      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

Cusip No. 02364L109	13G

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4	Ownership:

(i)	NV North American Opportunity Fund4

(a)	Amount beneficially owned: 456,414 shares

(b)	Percent of Class: Approximately 5.1%5

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 456,414

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 456,414

(iv)	shared power to dispose or to direct the disposition of: 0

___________________________
4 Millennium Group LLC is the investment manager of NV North American Opportunity Fund and Trent Stedman is a member of Millennium Group LLC.  By virtue of his relationship to NV North American Opportunity Fund and Millennium Group LLC, Mr. Stedman may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under Securities Exchange Act of 1934, as amended (the “Act”)), the shares of Common Stock directly beneficially owned by NV North American Opportunity Fund.  Millennium Group LLC also may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Act) the shares of Common Stock directly beneficially owned by NV North American Opportunity Fund.

5 See footnote 1.

Cusip No. 02364L109	13G

(ii)	Millennium Group LLC6

(a)	Amount beneficially owned: 456,414 shares

(b)	Percent of Class: Approximately 5.1%7

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 456,414

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 456,414

(iv)	shared power to dispose or to direct the disposition of: 0

(iii)	Trent Stedman8

(a)	Amount beneficially owned: 456,414 shares

(b)	Percent of Class: Approximately 5.1%9

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 456,414

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 456,414

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

___________________________
6 See footnote 4.

7 See footnote 1.

8 See footnote 4.

9 See footnote 1.

Cusip No. 02364L109	13G

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 02364L109	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 3, 2010	NV North American Opportunity Fund
	By:	Millennium Group LLC

By:
Trent Stedman, Member

Dated as of August 3, 2010	Millennium Group LLC

By:
Trent Stedman, Member

Dated as of August 3, 2010
Trent Stedman